Exhibit 99.2

STANDARD LITHIUM LTD.

Suite 110, 375 Water Street
Vancouver, British Columbia, V6B 5C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held on January 14, 2022 at 10:00 a.m. (Vancouver time) at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6 for the following purposes:

1.	to receive and consider the audited financial statements of the Company as at and for the financial year ended June 30, 2021, together with the auditor's reports thereon;

2.	to re-appoint Manning Elliott LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year, at a remuneration to be fixed by the directors;

3.	to set the number of directors for the ensuing year at six (6);

4.	to elect directors to hold office for the ensuing year;

5.	to approve the Company’s 2021 stock option plan (the “2021 Option Plan”), as set out under the heading “Approval of Option Plan” in the attached information circular;

6.	to seek ratification by disinterested shareholders for the implementation of a long-term incentive plan (the “Incentive Plan”), as set out under the heading “Approval of Long-Term Incentive Plan” in the attached information circular; and

7.	to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the information circular.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered Shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line:	1-855-453-6958
Conference ID:	1414272

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. on Wednesday, January 12, 2022, as voting will not be available via telephone on the day of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 3rd day of December 2021.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer